Exhibit 1.01

CONFLICT MINERALS REPORT

ARDAGH GROUP S.A.

for the reporting year ending December 31, 2019

Ardagh Group S.A. (together with its consolidated subsidiaries, the “Company,” “Ardagh,” “we,” “our,” or “us”) has prepared this conflict minerals report (“Report”) to comply with Rule13p-1 under the US Securities and Exchange Act of 1934 (the “Rule”). The Rule imposes reporting obligations on Securities and Exchange Commission (“SEC”) registered companies whose manufactured products contain conflict minerals that are necessary to their functionality or production. Conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”). These reporting obligations apply without regard to the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

This Report covers the reporting year ending December 31, 2019.

On 31 October 2019 Ardagh combined its Food & Specialty metal packaging business with the business of Exal Corporation to form Trivium Packaging BV, in which Ardagh holds a 42% share. This Report includes information on the use of Conflict Minerals by the Food & Speciality metal packaging business between 1 January and 31 October 2019.

1.	Company Overview and Scope

Ardagh is a leading supplier of value-added, infinitely recyclable, metal and glass packaging solutions for the world's leading brands.

Ardagh does not use Conflict Minerals in the manufacturing process for our glass packaging products. We do apply a coating to our glass packaging products (monobutyltin-trichloride) that contains tin. However, based on public statements of the SEC staff and SEC staff communications with industry association representatives, we have concluded that organic tin compounds sourced from third parties for use in our glass manufacturing process are not within the scope of the Rule.

Our metal packaging products made from steel are made from tin-free steel, electrolytic chromium coated steel or tinplate. The tinplate we use and tinplate components we purchase from suppliers (i.e. lids and ends) are within the scope of the Rule and are included in our due diligence program relating to Conflict Minerals.

Except as described above, we do not use Conflict Minerals in our manufacturing processes, nor have we identified any other products that are required to be covered in this Report.

2.	Reasonable Country of Origin Inquiry

In accordance with the Rule, we conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the necessary Conflict Minerals in our products originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”) or were from recycled or scrap sources.

We used the Responsible Minerals Initiative’s (“RMI”) conflict minerals reporting template (“CMRT”) to obtain sourcing information from our direct suppliers of tinplate or tinplate components. Our RCOI included assessing the responses we received from our suppliers and evaluating smelters in accordance with our due diligence framework described below.

Based on the responses from our tinplate suppliers, the tinplate sourced from them did not originate in a Covered Country.

However, from the responses from our suppliers of tinplate components it is possible that some of the necessary tinplate used in those products, which are incorporated in our final product, may have originated in a Covered Country and may not have come from recycled or scrap sources.  Below we set out further detail on our approach to due diligence and the steps we take to identify and respond to risks.

3.	Ardagh’s Approach to Due Diligence

Our due diligence program has been designed to conform in all material respects to the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High Risk Areas, and the related Supplement for tin, tantalum and tungsten. Ardagh has implemented the following steps in accordance with our due diligence program:

3.1Establish Strong Company Management Systems

Policies & Procedures

Ardagh has specifically addressed Conflict Minerals in our Responsible Procurement Policy. The Policy is a working document for Ardagh and is publicly available on our website for our suppliers here: https://www.ardaghgroup.com/userfiles/files/media-centre/5d6e51900a72f.pdf

Our Corporate Social Responsibility Policy, which is included as Appendix 1 to our Code of Conduct, also addresses Conflict Minerals. Our Code of Conduct is distributed to all Ardagh employees and is publicly available on our website here:

https://www.ardaghgroup.com/userfiles/files/media-centre/5d9f0bf230915.pdf. Our Code of Conduct, which, together with its accompanying policies, applies to all Ardagh directors, officers and employees and third parties working on our behalf, sets forth the values and beliefs of Ardagh, and includes our shared core values of Trust, Teamwork and Excellence.

In addition, we have adopted a Conflict Minerals Procedure to ensure a consistent approach for Conflict Minerals reporting is followed throughout our organization. This is of critical importance given the complexity of reporting and the size and international nature of the supplier base.

The Conflict Minerals Procedure explains the Rule’s scope and applicability to Ardagh, the Rule’s general requirements and our due diligence framework.

Responsibility

We have made employees and management aware of the requirements of the Rule and have assigned related responsibilities through our Code of Conduct and Responsible Procurement Policy.

Transparency System

For ease of gathering all relevant information from our suppliers, we moved away from an external system and now collect all information internally.

Engagement with Suppliers

Ardagh has been working with its suppliers in relation to Conflict Minerals for a long time.

Our supplier base is relatively stable and characterised by long-standing relationships. We have worked with our suppliers to make them aware of the Rule and related reporting requirements and to gather reliable and relevant information from them.

Grievance Mechanism

Ardagh employees can raise any concerns either via our usual internal reporting mechanisms or by using Ardagh’s Compliance Hotline. Ardagh’s Compliance Hotline Policy, which is set forth in Appendix 12 to our Code of Conduct, further governs this mechanism.

3.2Identify and Assess Supply Chain Risks

Identification of Potential Risks

As described above, we identified tinplate and tinplate components as those materials within the scope of the Rule for the purposes of this Report.

We then identified suppliers that potentially provide tinplate and/or tinplate components and compiled contact information for all relevant suppliers. Tinplate suppliers make up the bulk of our tinplate spend, with smaller volumes purchased from component suppliers and tinplate traders.

Assessment of Risks

(1)	Supplier Survey

We contacted all relevant suppliers for 2019 and requested that they share their CMRT, including smelter information and additional documents, such as policies, with us.

Responses were tracked and the CMRTs and accompanying information were reviewed. In accordance with our due diligence program, we followed up with suppliers that did not share their information or did not, in our view, provide sufficient information.  We received a response to most follow-up inquiries, either with the CMRT, relevant statements or SEC reports via e-mail. A few component suppliers informed us that they do not in fact supply us with products containing tin or that they were not in a position to provide us with supporting documentation.

All direct tinplate suppliers and all tinplate traders contacted except one provided detailed and sufficient smelter information.  Some tinplate component suppliers contacted did not reply in sufficient detail.

As a downstream purchaser of materials and components that may contain Conflict Minerals, we must necessarily rely, in good faith, on our direct suppliers to provide us with information about the source of Conflict Minerals contained in the materials and/or components supplied to us. We do not have direct relationships with Conflict Minerals smelters and refiners and do not perform or direct audits of these entities within our supply chain.

(2)	Smelter Information

The information on smelters provided by our responding suppliers was matched against the RMI’s RMAP Conformant Smelters & Refiners List (“RMI List”). 95% of the smelters included by our suppliers, on the basis of the responses we received, are certified under the RMI scheme and hence considered conflict-free.

For those smelters not listed on the RMI List (that is, 5% of smelters identified), we conducted follow-up research,  which included research of the following databases and websites:

-	Conflict Free Sourcing Initiative
-	International Tin Association;
-	Chinese Chamber of Commerce for Metals;
-	Development International’s SOR Repository;
-	Company websites, if available.

Following such research and follow-up with suppliers, 100% of the smelters used by our responding suppliers (both tinplate suppliers and tinplate components suppliers) were verified as conflict-free.

Relevant measures to mitigate risk, as well as improve the response rate to our initial survey request and additional follow-ups, are explained in sections 3.3 and 4 below.

3.3Design and Implement a Strategy to Respond to Identified Risks

Report Findings of Risk Assessment to Senior Management

As described above, we collected information from suppliers from their CMRTs and reviewed such responses to identify risks.  Potential risks identified, such as incomplete CMRTs or non-responses, were communicated internally to attempt to address the issue.

Devise and Implement Risk Management Plan

We followed up with those suppliers that did not respond or did not do so sufficiently within the designated timeframe and subjected those suppliers to internal review.

We explained the reporting requirements to those suppliers not fully aware of such requirements.

We intend to follow up with suppliers that knowingly source from non-certified sources in the Covered Countries.

3.4Carry Out Independent Third-Party Audit of Supply Chain

As we are not directly engaged with smelters or refiners, we rely on the information sources mentioned above, including the information made available by the RMI List, as part of our due diligence program to determine if the smelters disclosed by our suppliers are certified as conflict free.

3.5Publicly Report Annually on Supply Chain Due Diligence

This annual Report along with our Form SD serve as the reporting method to publicly disclose our due diligence efforts. The Report is publicly available on our website at:

https://www.ardaghgroup.com/2019-Conflict-Minerals-Report

4.	Risk Mitigation in the Next Reporting Period

Following the October 2019 divestment of the Food & Specialty metal packaging business, in the next reporting period Ardagh will see a significant reduction in the purchase of tinplate.

Notwithstanding these changes, Ardagh remains committed to ensuring that Conflict Minerals from Covered Countries are not included in our products. In the next reporting period, we expect to source tinplate from a small number of suppliers.